

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 29, 2010

Denise Leonardo
Chief Executive Officer
Credex Corporation
454 Treemont Drive
Orange City, Florida 32763

> **Re:** **Credex Corporation**
> **Amendment No. 2 to Registration Statement on Form 10**
> **Filed December 16, 2010**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2010**
> **File No. 0-54142**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 17, 2010**
> **File No. 333-170829**

Dear Ms. Leonardo:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form 10

Milestones, page 7

1.   We note your response to our prior comment 2, and the statement that the fixed cost of hiring one or more collection agencies is "not to exceed 35% of what is collected. Please revise to clarify if those terms are expected to be included in the contractual agreements with such companies.

Products and Services, page 5

2.   We note your response to prior comment 3. You state at the bottom of page 5 that the company "intends to buy portfolios that are 'One Agency or Two Agency accounts,' which means that the accounts have previously been sent to one or two another collection agencies for collection and then retrieved. Please clarify in light of the other data provided. For example, does this mean that the original debtholder retrieves the debt after sending the accounts to one or two collection agencies? How does this type of debt fit into the scheme you outlined just above in the same paragraph regarding Primary, Secondary and Tertiary accounts? We note that the expected discounts on face value and expected return are supported in your table on page 11 only by the category of "fresh" accounts. Please revise this to provide a clearer and more accurate account.

3.   We note your response to our prior comment 5. Please revise your disclosure to explain how you intend to verify the competence of the agencies you hire. In your disclosure clarify the references in your response no. 5 to "Kaulikn and Ginsberg and Inside ARM."

Risk Factors

Because of uncertainty of adequacy of financial resources from profitable operations…, page 14

4.   You state here that the company will require between $100,000 and $250,000 during the next twelve months to effect its business plan, whereas in the list of milestones on page 8 and on page 20 you state that you will need to raise at least $250,000 to commence that plan. Please revise to reconcile these statements, or advise.

Certain Relationships and Related Transactions, page 30

5.   We note your response to prior comment 12. Please revise to state whether the company believes that the terms of the transaction were negotiated at arm's length and are at least as favorable to the company as could have been obtained with an unrelated party.

Recent Sales of Unregistered Stock, page 31

6.   We note your response to our prior comment 1. Please revise to clarify what is meant by "Private Memorandum Placement." In addition, please supplementally provide the staff with a copy of any offering documents used in the sale of shares.

Form S-1

General

7. We note your response to prior comment 16. We also note that on pages 15-16, under the subheading "Determination of Offering Price," you have priced the offering at $0.25 per share. Please revise throughout the filing to eliminate all references to the shares being offered by the selling stockholders at prevailing market prices. Please revise the prospectus cover page and the summary section to include the offering price.

8. Please revise to conform all disclosure to all comments on your Form 10 and Form 10-Q, as appropriate.

Selling stockholders, page 17

9. Revise to disclose that none of the selling stockholders is a broker/dealer or an affiliate of any broker/dealer. Otherwise, disclose which selling stockholders fall under such categories.

Form 10-12 G/A Second Amendment

Financial Statements

Note E – Related Parties, page 48

10. We note your response to comment 14 of our letter dated December 8, 2010 stating that the fee liability due to Cypress does not become due until all the services stated in the agreement have been completed. However, this response does not effectively address comment 14 from our prior letter with respect to your accounting for this transaction. Please address the following:
    *   We note in the related service agreement that Cypress was hired to help prepare the Form 10 amongst other tasks. Please tell us if Cypress has been assisting in the preparation of the Form 10 and has begun providing any of the other agreed upon services yet. If so, please describe your accounting treatment for these services in accordance with generally accepted accounting principles including the authoritative guidance you relied upon.
    *   Please also tell us when Cypress began providing each of the services to the Company. If Cypress has not yet provided any services to the company, please tell us and revise future filings to disclose the updated agreed upon service period and your proposed accounting for the transaction.

11.   Please revise to conform all disclosure to all comments issued on your Form 10 and Form S-1, as appropriate

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Babette Cooper, Staff Accountant, at (202) 551-3396 or Amit Pande, Accounting Branch Chief at (202) 551-3423 if you have questions relating to the financial statements. Please contact Gregory Dundas at (202) 551-3436 or me at (202) 551-3434 with any other questions.

                                                    Sincerely,

                                                    Michael Clampitt
                                                    Senior Counsel